Exhibit 99.1

Dangdang Announces Third Quarter 2013 Results

Gross Margin Expanded to 17.6% in Q3 2013

Net Loss Margin in Q3 2013 Further Narrowed to 1.8%

GMV of Marketplace in Q3 2013 Increased by 184% Year-Over-Year

Beijing, China, November 14, 2013 — E-Commerce China Dangdang Inc. (“Dangdang” or “the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•	Gross Margin in the third quarter of 2013 was 17.6%, compared to 15.2% in the third quarter of 2012 and 17.1% in the second quarter of 2013.

•	Net Loss for the third quarter of 2013 was RMB27.9 million ($4.6 million), representing negative 1.8% of total net revenues, as compared with a net loss of RMB100.1 million in the third quarter of 2012 representing negative 7.8% of total net revenues and a net loss of RMB63.9 million representing negative 4.3% of total net revenues in the second quarter of 2013.

•	Gross Merchants Value (“GMV”) of the marketplace in the third quarter of 2013 was RMB969.6 million ($158.4 million), a 184% increase from the corresponding period in 2012. The combined general merchandise sales from both the marketplace and self-procurement business increased 88% year-over-year.

•	Dangdang had approximately 8.4 million active customers including approximately 2.9 million new customers in the third quarter of 2013, representing 21% and 19% increases, respectively, from the corresponding period in 2012. Total orders for the third quarter of 2013 were approximately 15.7 million, a 13% increase from the corresponding period in 2012.

Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman commented, “This quarter, we made a meaningful improvement to our bottom line by moving certain lower-margin general merchandise from self-procurement to the marketplace and achieving better operating efficiency. While this impacted our topline growth, the end result was an increase in gross margin and the best bottom line performance since the second quarter of 2011.”

“We continued to enjoy our leadership position in the online books and media sector. At the same time, we adjusted our self-procurement categories to further improve gross profit. Dangdang’s marketplace program exceeded our expectations this quarter, with marketplace GMV growing 184% year-over-year. We are closer to achieving our goal of transforming Dangdang from an online bookstore into an integrated online shopping mall targeting mid-to-high end customers. Going forward, we plan to better utilize our customer base by developing strategies to tap into their purchasing power through cross-category sales and enhancements to the overall customer experience. In the near term, we will seek to balance revenue growth and bottom line performance.”

“We achieved solid revenue growth and year-over-year gross margin expansion of 240 basis points. Further improvement to fulfillment and operating leverage helped reduce our net loss to RMB27.9 million, or a negative 1.8% of total net revenues, which is the best performance since the second quarter of 2011,” said Mr. Jun Zou, Dangdang’s Chief Financial Officer. “We generated positive operating cash flow of RMB158 million compared with negative RMB106 million in the same period of last year. We remain focused on improving our financial performance by increasing our top line, expanding gross margin and identifying operational efficiencies with the goal of achieving profitability in the near future.”

Third Quarter 2013 Results

Dangdang’s total net revenues in the third quarter of 2013 were RMB1,525.9 million ($249.3 million), a 19% increase from the corresponding period in 2012.

Media product revenue for the third quarter of 2013 was RMB1,046.0 million ($170.9 million), representing a 23% increase from the corresponding period in 2012. General merchandise revenue for the third quarter of 2013 was RMB421.8 million ($68.9 million), a 6% increase from the corresponding period in 2012. Other revenue including revenue from marketplace for the third quarter of 2013 was RMB58.1 million ($9.5 million), representing a 44% increase from the corresponding period in 2012.

Dangdang had approximately 8.4 million active customers including approximately 2.9 million new customers in the third quarter of 2013, representing 21% and 19% increases, respectively, from the corresponding period in 2012. Total orders for the third quarter of 2013 were approximately 15.7 million, a 13% increase from the corresponding period in 2012.

Cost of revenues was RMB1,257.5 million ($205.5 million), representing 82.4% of total net revenues, as compared to 84.8% in the corresponding period in 2012. The decreased cost of revenues as a percentage of total net revenues was primarily due to reducing some lower margin self-procurement general merchandise. Gross margin in the third quarter of 2013 was 17.6%, as compared to 15.2% in the corresponding period in 2012 and 17.1% in the second quarter of 2013. The year-over-year increase resulted from strong gross margin contribution from books and media, and the increase in other revenue, representing the sustained scaling of the marketplace.

Fulfillment expenses which include warehousing and shipping expenses, were RMB179.3 million ($29.3 million), representing 11.7% of total net revenues, compared to 14.4% in the corresponding period in 2012 and 12.0% in the second quarter of 2013. The year-over-year and quarter-over-quarter decreases were primarily due to economies of scale, more efficient warehouse operation and lower shipping costs.

Marketing expenses were RMB58.1 million ($9.5 million), representing 3.8% of total net revenues, compared to 3.6% in the corresponding period in 2012 and 5.1% in the second quarter of 2013. The year-over-year increase was primarily due to increased investment in online marketing programs to build awareness of Dangdang’s fashion and apparel destination category. The quarter-over-quarter decrease was due to the reduction of offline advertising including television advertising.

Technology and content expenses were RMB44.6 million ($7.3 million), representing 2.9% of total net revenues, compared to 3.2% in the corresponding period in 2012 and 3.1% in the second quarter of 2013. The year-over-year and quarter-over-quarter decreases were primarily due to operating leverage.

General and administrative expenses were RMB36.0 million ($5.9 million), representing 2.4% of total net revenues, compared to 2.6% in the corresponding period in 2012. The decrease in general and administrative expenses was primarily due to larger scale and improved management efficiency.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.7 million ($0.4 million) in the third quarter of 2013, compared to RMB2.8 million in the corresponding period in 2012, representing a 1.9% decrease.

Dangdang recorded an operating loss of RMB43.3 million ($7.1 million) in the third quarter of 2013, as compared with an operating loss of RMB104.6 million in the corresponding period in 2012, primarily due to strong execution on margin expansion and operating leverage.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB40.6 million ($6.6 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB101.8 million in the corresponding period in 2012.

Net loss was RMB27.9 million ($4.6 million), as compared with losses of RMB100.1 million and RMB 63.9 million in the third quarter of 2012 and second quarter of 2013, respectively, primarily due to the Company’s efforts to increase gross profit and operating leverage.

Net margin was negative 1.8%, as compared with a negative net margin of 7.8% in the corresponding period in 2012.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB25.2 million ($4.1 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB97.3 million in the corresponding period in 2012.

As of September 30, 2013, Dangdang had cash and cash equivalents, short-term time deposits and held-to-maturity investments of RMB1,432.9 million ($234.1 million), as compared to RMB1,634.6 million, including RMB709.4 million of restricted cash as of December 31, 2012. As of September 30, 2013, Dangdang had no restricted cash and no short-term bank loans.

Capital expenditures for the third quarter of 2013 were RMB16.9 million ($2.8 million), including RMB9.0 million spending on the construction of Tianjin warehouse.

Adjusted EBITDA loss (non-GAAP) in the third quarter of 2013 was RMB28.9 million ($4.7 million), as compared with an adjusted EBITDA loss of RMB90.6 million in the corresponding period in 2012.

Outlook for Fourth Quarter 2013

Dangdang expects total net revenue in the fourth quarter of 2013 to be around RMB1,937.8 million, representing year-over-year growth of around 20%. The Company also expects GMV from its marketplace to grow at a rate of 150% year-over-year in the fourth quarter of 2013. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host a conference call at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing/Hong Kong time) on Nov 14, 2013.

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
China Domestic	+400-620-8038
Hong Kong:	+852-2475-0994
International:	+65 67239381

Please dial in 10 minutes ahead of the schedule and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number through November 21, 2013:

International:	+61 2 8199 0299
Conference ID:	89229468

A live and archived webcast of this conference call will be available at http://ir.dangdang.com through November 14, 2014.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 930,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2013 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss and adjusted EBITDA loss (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating loss, non-GAAP operating margin and non-GAAP net loss as operating loss, operating margin and net loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA loss as loss before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net loss for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income/loss prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Sophia Zhou

Investor Relations Director

E-commerce China Dangdang Inc.

Phone: +86-10-5799-2306

E-mail: ir@dangdang.com

Elaine Ketchmere, CFA

Compass Investor Relations

+1 310-528-3031

Email: eketchmere@compass-ir.com

- Financial tables Follow -

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2012	As of September 30, 2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	432,703	298,237	48,732
Restricted cash	709,417	—	—
Time deposits with original maturities exceeding three months	492,445	854,615	139,643
Held-to-maturity investments	—	280,000	45,752
Inventories	1,485,579	1,404,523	229,497
Accounts receivable, net	56,610	75,791	12,384
Prepaid expenses and other current assets	203,294	256,555	41,920
Amounts due from a related party	320	466	76

Total current assets	3,380,368	3,170,187	518,004

Fixed assets, net	116,391	102,230	16,704
Construction in progress	4,883	139,523	22,798
Prepaid land lease payment	44,209	43,539	7,114
Prepaid expenses and deposits	37,275	10,610	1,734

Total assets	3,583,126	3,466,089	566,354

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	600,000	—	—
Accounts payable	1,563,787	2,099,776	343,101
Deferred revenue	228,765	205,991	33,659
Accrued expenses and other current liabilities	414,776	573,812	93,759
Amounts due to related parties	2,333	—	—

Total current liabilities	2,809,661	2,879,579	470,519

Non-current liabilities	33,966	29,730	4,858

Total liabilities	2,843,627	2,909,309	475,377

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 268,919,350 and 270,294,095 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	200	200	33
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,916,660 and 131,876,660 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	103	103	17
Additional paid-in capital	1,855,164	1,867,903	305,212
Accumulated other comprehensive loss	(92,066)	(122,999)	(20,098)
Accumulated deficit	(1,023,902)	(1,188,427)	(194,187)

Total shareholders’ equity	739,499	556,780	90,977

Total liabilities and shareholders’ equity	3,583,126	3,466,089	566,354

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share related data)

	Three Months Ended
	September 30, 2012	September 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,247,281	1,467,748	239,828
Media	849,856	1,045,953	170,907
General merchandise	397,425	421,795	68,921
Other revenue	40,282	58,118	9,496

Total net revenues	1,287,563	1,525,866	249,324
Cost of revenues	(1,091,413)	(1,257,460)	(205,467)

Gross profit	196,150	268,406	43,857

Operating expenses:
Fulfillment	(185,747)	(179,255)	(29,290)
Marketing	(45,839)	(58,142)	(9,500)
Technology and content	(40,818)	(44,643)	(7,295)
General and administrative	(33,143)	(36,007)	(5,883)
Government grants	4,794	6,348	1,037

Total operating expenses, net	(300,753)	(311,699)	(50,931)

Loss from operations	(104,603)	(43,293)	(7,074)
Interest income	8,122	10,203	1,667
Other (expenses) income, net	(3,578)	5,200	850

Loss before income taxes	(100,059)	(27,890)	(4,557)
Income tax expense	—	—	—

Net loss	(100,059)	(27,890)	(4,557)

Net loss attributable to common shareholders	(100,059)	(27,890)	(4,557)

Loss per common share:
- Basic	(0.25)	(0.07)	(0.01)
- Diluted	(0.25)	(0.07)	(0.01)
Loss per ADS:
- Basic	(1.25)	(0.35)	(0.06)
- Diluted	(1.25)	(0.35)	(0.06)
Net loss allocated to common shareholders used in loss per share/ADS calculation:
- Basic	(100,059)	(27,890)	(4,557)
- Diluted	(100,059)	(27,890)	(4,557)
Shares used in loss per common share computation:
Class A common shares:
- Basic	268,583,299	269,699,201	269,699,201
- Diluted	400,499,959	401,576,296	401,576,296
Class B common shares:
- Basic	131,916,660	131,877,095	131,877,095
- Diluted	131,916,660	131,877,095	131,877,095
ADSs used in loss per ADS calculation:
- Basic	80,099,992	80,315,259	80,315,259
- Diluted	80,099,992	80,315,259	80,315,259
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	4,485	(6,996)	(1,143)

Comprehensive loss attributable to common shareholders	(95,574)	(34,886)	(5,700)

Share-based compensation

Share-based compensation expenses included are as follows:

(In thousands, except share related data)

	Three Months Ended
	September 30, 2012	September 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses:
Fulfillment	478	450	74
Marketing	83	122	20
Technology and content	248	219	36
General and administrative	1,966	1,930	315

Total	2,775	2,721	445

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.1200 to US$1.00, the noon buying rate on September 30, 2013 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net loss

(In thousands)

	Three Months Ended
	September 30, 2012	September 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(104,603)	(43,293)	(7,074)
Share-based compensation expenses	2,775	2,721	445

Non-GAAP operating loss	(101,828)	(40,572)	(6,629)

Operating margin	-8.1%	-2.8%	-2.8%
Impact due to share-based compensation expenses	0.2%	0.2%	0.2%

Non-GAAP operating margin	-7.9%	-2.6%	-2.6%

Net loss	(100,059)	(27,890)	(4,557)
Share-based compensation expenses	2,775	2,721	445

Non-GAAP net loss	(97,284)	(25,169)	(4,112)

Adjusted EBITDA

(In thousands)

	Three Months Ended
	September 30, 2012	September 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(104,603)	(43,293)	(7,074)
Add back:
Depreciation and amortization	11,187	11,635	1,901
Share-based compensation expenses	2,775	2,721	445

Adjusted EBITDA	(90,641)	(28,937)	(4,728)